UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F/A

Amendment No. 1

☑                                 REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐                                 ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ___________________

Commission file number: __________________

Sandstorm Gold Ltd.

(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	1041	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Suite 1400, 400 Burrard Street

Vancouver, British Columbia, Canada V6C 3A6

(604) 689-0234

(Address and Telephone Number of Registrant’s Principal Executive Offices)

C T Corporation System

111 Eighth Avenue

New York, NY 10011

(212) 590-9070

 (Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE MKT LLC; TSX Venture Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Not applicable

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.     ☐  Yes      ☑  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).     ☐  Yes    ☐  No

EXPLANATORY NOTE

This Amendment No. 1 to the Registration Statement on Form 40-F originally filed with the Securities and Exchange Commission on July 27, 2012, is being filed to clarify that the use of the term International Financial Reporting Standards in the Registration Statement refers to the International Financial Reporting Standards as issued by the International Accounting Standards Board in each location where it is referenced.

Except as provided above, no other changes have been made to the Registration Statement on Form 40-F, other than to file a current consent of the Company’s auditors to the use of their reports.  However, for ease of reference, each of the exhibits to the Registration Statement is being re-filed with this Amendment No. 1.

Sandstorm Gold Ltd. (the “Registrant” or the “Company”) is a Canadian issuer eligible to file its Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act.  The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act.  Equity securities of the Registrant are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING STATEMENTS

This Registration Statement on Form 40-F and the exhibits attached hereto and incorporated herein may contain “forward-looking statements” as defined in Section 27A of the Securities Act of 1933 (the “Securities Act”), Section 21E of the Exchange Act, the Private Securities Litigation Reform Act of 1995 (the “PSLRA”) or in releases made by the Securities and Exchange Commission (“SEC”), all as may be amended from time to time.  Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Registrant or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Statements that are not historical fact are forward-looking statements. Forward-looking statements can be identified by, among other things, the use of forward-looking language, such as the words “plan,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “project,” “may,” “will,” “would,” “could,” “should,” “seeks,” “scheduled to” or other similar words, or the negative of these terms or other variations of these terms or comparable language, or by discussion of strategy or intentions. These cautionary statements are being made pursuant to the Securities Act, the Exchange Act and the PSLRA with the intention of obtaining the benefits of the “safe harbor” provisions of such laws. The Registrant cautions investors that any forward-looking statements made by the Registrant are not guarantees or indicative of future performance. Important assumptions and other important factors that could cause actual results to differ materially from those forward-looking statements with respect to the Registrant include, without limitation: the impact of general business and economic conditions; delays in the construction of the Ming mine, the Bachelor Lake mine, the Mt. Hamilton mine, the Coringa mine, the Cuiú Cuiú mine and the Bracemac-McLeod property; the absence of control over mining operations from which the Registrant will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of gold; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation in a manner different from the way the Registrant does or enacting new tax legislation in a way that adversely affects the Registrant; stock market volatility; competition; and those factors discussed in the section entitled “Risk Factors” in the Registrant’s Annual Information Form for the year ended December 31, 2011 attached as Exhibit 99.1 to this Registration Statement on Form 40-F and incorporated by reference herein.

Forward-looking information in this Registration Statement on Form 40-F and the exhibits attached hereto include, among other things, disclosures regarding: the Registrant’s existing seven gold streams and three royalties as well as its future outlook, the mineral reserve and mineral resource estimates for each of the Aurizona mine, the Santa Elena mine, the Ming mine, the Black Fox mine, the Bachelor Lake mine, the Summit mine and the Bracemac-McLeod property.  Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which the Registrant will purchase gold, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.

Although the Registrant believes that its plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, actual results could differ materially from a projection or assumption in any of its forward-looking statements. The Registrant’s future financial condition and results of operations, as well as any forward-looking statements, are subject to change and inherent risks and uncertainties. The forward-looking statements contained in this Registration Statement on Form 40-F are made only as of the date hereof.  The forward-looking statements contained in the exhibits incorporated by reference into this Registration Statement are made only as of the respective dates set forth in such exhibits.  The Registrant does not have, or undertake, any obligation to update or revise any forward-looking statements whether as a result of new information, subsequent events or otherwise, unless otherwise required by law.

NOTE TO UNITED STATES READERS -
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under the multi-jurisdictional disclosure system adopted by the United States, to prepare this Registration Statement in accordance with Canadian disclosure requirements, which are different from those of the United States.  The Registrant is also subject to Canadian auditing and auditor independence standards.

The Registrant’s financial statements for the fiscal year ended December 31, 2011 and the Registrant’s unaudited interim financial statements for the three months ended March 30, 2012 and for the three and six months ended June 30, 2012 filed with this Registration Statement are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.  The Registrant adopted International Financial Reporting Standards as issued by the International Accounting Standards Board on January 1, 2011, with a transition date of January 1, 2010. Prior to January 1, 2010 the Registrant prepared its annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Under International Financial Reporting Standards 1 as issued by the International Accounting Standards Board, International Financial Reporting Standards as issued by the International Accounting Standards Board are applied retrospectively at the transition date of January 1, 2010 with all adjustments to assets and liabilities as stated under Canadian GAAP taken to retained earnings (deficit) unless certain exemptions are applied.   Please see Note 17 – First Time Adoption of IFRS to the Registrant’s consolidated Financial Statements for the year ended December 31, 2011 for an explanation of the Registrant’s adoption of International Financial Reporting Standards as issued by the International Accounting Standards Board and any adjustments made as a result.  Accordingly, the Registrant’s financial statements, including those prepared after the date of this Registration Statement, may not be comparable to those prepared by U.S. companies. In addition, the Registrant is not required to prepare a reconciliation of its financial statements between International Financial Reporting Standards as issued by the International Accounting Standards Board and U.S. generally accepted accounting principles, and the Registrant has not quantified such differences, which may be significant.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement are in United States dollars.

RESOURCE AND RESERVE ESTIMATES

The documents incorporated by reference into this Registration Statement have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  Unless otherwise indicated, all resource and reserve estimates included in the documents incorporated by reference into this Registration Statement have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM standards.  These definitions differ from the definitions in SEC Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act.  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101 and the CIM standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and Registration Statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Registration Statement and the documents incorporated by reference herein containing descriptions of the Registrant’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes certain United States (“U.S.”) federal income tax consequences generally applicable to “U.S. Holders” (as defined below) of the common shares of the Registrant, no par value (the “Shares”) relating to the ownership and disposition of the Shares.  This summary addresses only U.S. Holders who hold the Shares as “capital assets” within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, assets held for investment purposes).  This summary is for general information purposes only and does not purport to be a complete analysis of all potential U.S. federal income tax considerations that may be relevant to particular U.S. Holders in light of their particular circumstances, nor does it deal with persons subject to special treatment under the Code.  This summary also does not address the U.S. federal income tax considerations applicable to persons who are not U.S. Holders or to U.S. Holders who are:  (a) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (b) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Shares in connection with carrying on a business in Canada; (c) persons whose Shares constitute “taxable Canadian property” under the Tax Act; or (d) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention (as defined below).  In addition, this summary does not address persons that hold an interest in a partnership or other pass-through entity that holds Shares or tax considerations arising under the laws of any state, local, or non-U.S. jurisdiction or other U.S. federal tax considerations (e.g., estate or gift tax) other than those pertaining to the income tax.  Persons considering an investment in the Shares are urged to consult their own tax advisors as to the tax considerations applicable to them.

No rulings have been or will be sought from the IRS, and counsel to the Registrant has not rendered any legal opinion, regarding any of the tax consequences discussed herein.  No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax considerations set forth below.

As used herein, the term “U.S. Holder” means a beneficial owner of Shares that is: (1) a citizen or individual resident of the U.S.; (2) a corporation (or an entity classified as one for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or any political subdivision thereof; (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust if (A) a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons, within the meaning of section 7701(a)(30) of the Code, have authority to control all of its substantial decisions or (B) it has properly elected under applicable Treasury regulations to be treated as a U.S. person.

The tax treatment of a partner in a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) may depend on both the partnership’s and the partner’s status and the activities of the partnership.  Partnerships that are beneficial owners of Shares, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. tax considerations applicable to them relating to the ownership and disposition of Shares.

Potential Treatment of the Registrant as a PFIC

Certain adverse U.S. federal income tax rules may apply to a U.S. Holder that owns or disposes of stock in a non-U.S. corporation that is treated as a passive foreign investment company (“PFIC”).  In general, a non-U.S. corporation will be treated as a PFIC for any taxable year during which either (1) 75% or more of the non-U.S. corporation’s gross income is passive income (the “income test”), or (2) 50% or more of the average value of the non-U.S. corporation’s assets produce or are held for the production of passive income (the “asset test”).    The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually at the close of the taxable year in question.  The Registrant has not determined whether it will be a PFIC in its current taxable year or whether it has been treated as a PFIC in any prior year.  There can be no assurance that the Registrant’s status will or will not be determined to be a PFIC during the current year or any prior or future year, and no opinion of counsel or ruling from the IRS concerning the status of the Registrant as a PFIC has been obtained or is currently planned to or will be requested.  The U.S. federal income tax consequences if the Registrant is treated as a PFIC are discussed below under “— Ownership and Disposition of Shares if the Registrant is a PFIC.”  The U.S. federal income tax consequences if the Registrant is not treated as a PFIC are discussed below under “— Ownership and Disposition of Shares if the Registrant is not a PFIC.”

Ownership and Disposition of Shares if the Registrant is a PFIC

If the Registrant is treated as a PFIC with respect to a U.S. Holder for any taxable year, the U.S. federal income tax consequences discussed below generally will apply to a U.S. Holder of Shares.

Distributions:  Except as provided with respect to a timely and valid qualified electing fund (“QEF”) or mark-to-market election (described below), distributions made by the Registrant with respect to the Shares, to the extent such distributions are treated as “excess distributions” pursuant to section 1291 of the Code, must be allocated ratably to each day of the U.S. Holder’s holding period for such Shares.  Distributions received in a taxable year (the “year of receipt”) generally will be treated as excess distributions to the extent that such distributions exceed 125% of the average amount of distributions received for each taxable year during the shorter of (1) the three taxable years preceding the year of receipt and (2) the portion of the U.S. Holder’s holding period for its Shares before the year of receipt.  The amounts allocated to the U.S. Holder’s taxable year during which the distribution is made, and to any period during such U.S. Holder’s holding period that is prior to the first taxable year in which the Registrant was treated as a PFIC, are included in such U.S. Holder’s gross income as ordinary income for the taxable year of the U.S. Holder in which the distribution is made.  The amount allocated to each other taxable year is taxed as ordinary income in the taxable year of the distribution at the highest tax rate in effect for the U.S. Holder in that other taxable year and is subject to an interest charge at the rate applicable to underpayments of tax (the “special interest charge”). A U.S. Holder that is not a corporation must treat such interest as “personal interest,” which is not deductible.  Any distribution made by the Registrant that does not constitute an excess distribution generally will be treated in the manner described below under “— Ownership and Disposition of Shares if the Registrant is not a PFIC - Distributions” except that the reduced tax rate applicable to certain dividends would not apply with respect to the Shares if the Registrant is a PFIC.

Dispositions:  Except as provided with respect to a timely and valid QEF or mark-to-market election (described below), the entire amount of any gain realized upon the U.S. Holder’s disposition of its Shares generally will be treated as an excess distribution made in the taxable year during which such disposition occurs, with the consequences as described under “— Distributions” above.  For U.S. foreign tax credit purposes, any gain or loss recognized by a U.S. Holder generally will be treated as gain or loss from sources within the U.S.

Purging the PFIC Taint: Except as described in the next sentence, if a non-U.S. corporation meets the income test or the asset test for any taxable year during which a U.S. Holder holds stock of such non-U.S. corporation, the non-U.S. corporation will be treated as a PFIC with respect to such U.S. Holder for that taxable year and for all subsequent taxable years, regardless of whether the non-U.S. corporation meets the income test or the asset test for such subsequent taxable years.  Under applicable Treasury regulations, the non-U.S. corporation will cease to be treated as a PFIC with respect to a U.S. Holder that holds stock of such non-U.S. corporation if, on the U.S. Holder’s original or amended tax return for the last taxable year of its holding period during which the non-U.S. corporation met either the income test or the asset test, such U.S. Holder elects to recognize any unrealized gain in its stock as of the last day of the non-U.S. corporation’s last taxable year in which it met either the income test or the asset test.  Any gain recognized by a U.S. Holder as a result of making the election described in the previous sentence with respect to its stock will be subject to the adverse ordinary income and special interest charge consequences described above.

Qualified Electing Fund Election:  The adverse U.S. federal income tax consequences of owning stock of a PFIC described above generally may be mitigated if a U.S. Holder of the PFIC is able to, and timely makes, a valid QEF election with respect to the PFIC.  However, no assurance can be made that Registrant will provide U.S. Holders with the information necessary to allow U.S. Holders to make a QEF election.

Mark-to-Market Election:  In general, the adverse U.S. federal income tax consequences of owning stock of a PFIC described above also may be mitigated if a U.S. Holder of the PFIC makes a valid mark-to-market election with respect to such stock.  A mark-to-market election may be made with respect to the stock of a PFIC if such stock is “regularly traded” on a “qualified exchange or other market” (within the meaning of the Code and the applicable Treasury regulations).  The Shares are currently listed on the TSX, and application has been made for the listing of the Shares on the NYSE MKT.  If the Shares are “regularly traded” on either exchange, then a U.S. Holder generally will be eligible to make a mark-to-market election with respect to its Shares.  However, there is no assurance that the Shares will be “regularly traded.”

A U.S. Holder that makes a valid mark-to-market election with respect to stock of a PFIC at the beginning of the U.S. Holder’s holding period for such stock generally will not be subject to the PFIC rules described above with respect to that stock. Instead, the U.S. Holder generally will be required to recognize as ordinary income each taxable year an amount equal to the excess, if any, of the fair market value of such stock as of the close of such taxable year over the U.S. Holder’s adjusted tax basis in such stock as of the close of such taxable year.  A U.S. Holder’s adjusted tax basis in the stock generally will be increased by the amount of ordinary income recognized with respect to such stock.  If the U.S. Holder’s adjusted tax basis in the stock as of the close of a taxable year exceeds the fair market value of such stock as of the close of such taxable year, the U.S. Holder generally will recognize an ordinary loss, but only to the extent of net mark-to-market income recognized with respect to such stock for all prior taxable years.  A U.S. Holder’s adjusted tax basis in its stock generally will be decreased by the amount of ordinary loss recognized with respect to such stock. Any gain recognized upon a disposition of the stock generally will be treated as ordinary income, and any loss recognized upon a disposition generally will be treated as an ordinary loss to the extent of net mark-to-market income recognized for all prior taxable years and any loss recognized in excess thereof will be taxed as a capital loss.

A U.S. Holder that makes a valid mark-to-market election with respect to stock after the first taxable year of the U.S. Holder during which the non-U.S. corporation is treated as a PFIC with respect to such U.S. Holder generally will be subject to the PFIC excess distribution rules described above with respect to mark-to-market income for the taxable year for which the election is made. Each U.S. Holder should consult its own tax advisor regarding the desirability of, and procedure for making, a timely mark-to-market election.

PFIC Information Reporting:  U.S. Holders are required to file annual information statements reporting their ownership of stock of a PFIC.  U.S. Holders are urged to consult with their own tax advisors regarding these requirements as they relate to their ownership of the Shares.

Ownership and Disposition of Shares if the Registrant is not a PFIC

If the Registrant is not treated as a PFIC with respect to a U.S. Holder for any taxable year, the U.S. federal income tax consequences discussed below generally will apply to a U.S. Holder of Shares.

Distributions:  Distributions made with respect to the Shares (including any Canadian taxes withheld from such distributions) generally will be included in the gross income of a U.S. Holder as dividend income to the extent of the current and accumulated earnings and profits, as determined under U.S. federal income tax principles, of the Registrant.  Because the Registrant is expected to be eligible for the benefits of a comprehensive income tax treaty with the U.S., dividends paid by the Registrant to non-corporate U.S. Holders generally are expected to be eligible for the reduced rate of U.S. federal income tax available with respect to certain dividends received in taxable years beginning before January 1, 2013.  A corporate U.S. Holder will not be entitled to a dividends received deduction that is otherwise generally available upon the receipt of dividends distributed by U.S. corporations.

Distributions in excess of the Registrant’s current and accumulated earnings and profits, if made with respect to the Shares, will be treated as a return of capital to the extent of the U.S. Holder’s adjusted tax basis in such Shares, and thereafter as capital gain.  In addition, if the Registrant does not calculate its earnings and profits under U.S. federal income tax principles, all distributions made with respect to the Shares will be treated as dividends (as described above).

Dispositions:  Upon the sale, exchange or other taxable disposition of Shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (1) the amount of cash and the fair market value of any other property received upon the sale, exchange or other taxable disposition and (2) the U.S. Holder’s adjusted tax basis in such Shares.  Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period with respect to the Shares disposed of is more than one year at the time of the sale, exchange or other taxable disposition.  The deductibility of capital loss is subject to significant limitations.  For U.S. foreign tax credit purposes, a U.S. Holder’s gain or loss generally will be treated as gain or loss from sources within the U.S.

Additional Considerations

Receipt of Foreign Currency

If any distribution or sales proceeds with respect to the Shares is paid in Canadian dollars, the amount treated as received for U.S. federal income tax purposes will be the U.S. dollar value of such distribution or sales proceeds, calculated by reference to the exchange rate in effect on the date of receipt by such U.S. Holder, regardless of whether the currency received is in fact converted into U.S. dollars.  Such Canadian dollars received by a U.S. Holder will have a tax basis equal to their U.S. dollar value at the time the dividend is paid.  If such Canadian dollars are converted into U.S. dollars on the date of receipt, the U.S. Holder generally should not be required to recognize foreign currency gain or loss.  The amount of gain or loss recognized on a subsequent sale or other disposition of such Canadian dollars will equal the difference between (1) the amount of U.S. dollars, or the fair market value in U.S. dollars of other property received, in such sale or other disposition, and (2) the U.S. Holder’s tax basis in such Canadian dollars.  Any such foreign currency gain or loss generally will be treated as U.S. source ordinary income or loss.

Additional Tax on Passive Income

For tax years beginning after December 31, 2012, certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from the disposition of property (other than certain property held in a trade or business).  U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of the Shares.

Foreign Tax Credit

A U.S. Holder may be entitled to deduct, or claim a foreign tax credit for, any Canadian withholding taxes that may be imposed on distributions or sales proceeds received with respect to the Shares.  Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code.  However, the amount of a distribution with respect to the Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder.  In addition, the foreign tax credit limitation is calculated separately with respect to specific categories of income.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Information Reporting and Backup Withholding Tax

Under U.S. federal income tax law and Treasury regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  For example, U.S. return disclosure obligations (and related penalties) are generally imposed on U.S. Holders that hold certain specified foreign financial assets in excess of $50,000.  The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a domestic financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity.  U.S. Holders may be subject to these reporting requirements unless their Shares are held in an account at a domestic financial institution.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns.

In general, information reporting may apply to cash proceeds received on the disposition of Shares and distributions made with respect to Shares that are paid to a U.S. Holder within the U.S. (and, in certain cases, outside of the U.S.), unless the U.S. Holder establishes that it is an exempt recipient, such as a corporation.  Backup withholding (currently imposed at a rate of 28%) may apply to such payments if the U.S. Holder fails to timely provide a taxpayer identification number or certification of exempt status or has failed to report in full dividend and interest income in prior taxable years.  Backup withholding is not an additional tax.  A U.S. Holder subject to the backup withholding rules will be allowed a credit of the amount withheld against such U.S. Holder’s U.S. federal income tax liability and, if backup withholding results in an overpayment of U.S. federal income tax, such U.S. Holder may be entitled to a refund, provided that the requisite information is correctly furnished to the IRS in a timely manner. U.S. Holders should consult their own tax advisors as to the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. FEDERAL INCOME TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS RELATING TO THE OWNERSHIP AND DISPOSITION OF THE SHARES.  U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS (INCLUDING U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS) APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.1 through Exhibit 99.99, as set forth in the Exhibit Index attached hereto.

A description of the Common Shares of the Registrant registered pursuant to this Registration Statement, as required by General Instruction B(2) of Form 40-F, is set forth in the section entitled “Description of Capital Structure” starting on page 71 of the Annual Information Form of the Registrant for the year ended December 31, 2011, filed as Exhibit 99.1 hereto.

The Registrant adopted International Financial Reporting Standards as issued by the International Accounting Standards Board with respect to its financial statements on January 1, 2011 with a transition date of January 1, 2010 and no reconciliation of these financial statements to United States generally accepted accounting practices is required.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed written consents related to technical reports relied upon by the Registrant in its Annual Information Form for the year ended December 31, 2011, as Exhibits 99.95 through 99.99, inclusive, as set forth in the Exhibit Index attached hereto.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet arrangements, as defined in General Instruction B(11) to Form 40-F, or relationships with unconsolidated special purpose entities.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of June 30, 2012 information with respect to the Registrant’s known contractual obligations:

Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Long term Debt Obligations	-	-	-	-	-

Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	$ 1,449,542	$ 199,252	$ 824,433	$ 425,857	-
Purchase Obligations	$ 4,000,000[1]	4,000,000	-	-	-
Other Long-Term Liabilities	-	-	-	-	-
Total	$ 5,449,542	$ 4,199,252	$ 824,433	$ 425,857	-

1                                            Up-front commitment for net smelter returns royalty on the Mt. Hamilton gold project, which is payable on January 15, 2013.

The Registrant is a resource-based Registrant that acquires gold streams from companies that have advanced stage development projects or operating mines.  Gold streams are acquired by entering into gold streaming agreements which provide that in return for making a one-time up-front payment, the Registrant receives the right to purchase, at a fixed price per unit, a percentage of a mine’s production for the life of the mine.  Accordingly the Registrant’s purchase commitments with respect to each gold stream are not based on time periods, such as less than 1 year or 1 to 3 years, but rather continue for the life of the mine and are summarized in the following chart:

Gold Stream	% of Life of Mine Gold	Per Ounce Cash Payment *	Inflationary Adjustment to per Ounce Cash Payment

Aurizona	17%	$400	1% annual inflationary adjustment beginning February 9, 2014

Bachelor Lake	20%	$500	None

Black Fox	12%	$500	An inflationary adjustment beginning in 2013, not to exceed 2% per annum

Bracemac-McLeod	17.5%	$350	None

Ming	25% of the first 175,000 ounces of gold produced and 12% thereafter	$nil	N/A

Santa Elena	20%	$350	1% annual inflationary adjustment beginning July 13, 2014

Summit	50% of the first 10,000 ounces of gold produced and 22% thereafter	$400	1% annual inflationary adjustment beginning 3 years after the mine achieves commercial production

*Lesser of price indicated and the then prevailing market price of gold

For more detailed information regarding the terms of the Registrant’s streaming agreements, please see Note 7(C) – Mineral Interests – Summary of Gold Streams in the Registrant’s consolidated Financial Statements for the year ended December 31, 2011.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of this Registration Statement on Form 40-F, the Registrant will file with the SEC a written irrevocable consent and power of attorney on Form F-X.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

SANDSTORM GOLD LTD.

	By:	/s/ Erfan Kazemi
Name: Erfan Kazemi
Date: August 9, 2012	Title: Chief Financial Officer

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit	Description

Annual Information

99.1	Annual Information Form of the Registrant for the financial year ended December 31, 2011

99.2	Audited Consolidated Annual Financial Statements for the years ended December 31, 2011 and 2010

99.3	Management’s Discussion and Analysis for the year ended December 31, 2011

99.4	Annual Information Form of the Registrant for the year ended December 31, 2010

99.5	Audited Consolidated Annual Financial Statements for the years ended December 31, 2010 and 2009

99.6	Management’s Discussion and Analysis for the year ended December 31, 2010

Quarterly Information

99.7	Unaudited Interim Consolidated Financial Statements for the six months ended June 30, 2012

99.8	Management’s Discussion and Analysis for the six months ended June 30, 2012

99.9	Unaudited Interim Consolidated Financial Statements for the three months ended March 31, 2012

99.10	Management’s Discussion and Analysis for the three months ended March 31, 2012

99.11	Unaudited Interim Consolidated Financial Statements for the nine months ended September 30, 2011

99.12	Management’s Discussion and Analysis for the nine months ended September 30, 2011

99.13	Unaudited Interim Consolidated Financial Statements for the six months ended June 30, 2011

99.14	Management’s Discussion and Analysis for the six months ended June 30, 2011

99.15	Unaudited Interim Consolidated Financial Statements for the three months ended March 31, 2011

99.16	Management’s Discussion and Analysis for the three months ended March 31, 2011

Shareholder Meeting Materials

99.17	Notice of Meeting and Record Date filed on March 2, 2012 in connection with the Annual and Special Meeting of Shareholders held on May 4, 2012

99.18	Notice of Meeting filed on April 5, 2012

99.19	Form of Proxy for Annual and Special Meeting of Shareholders filed on April 5, 2012 in connection with the Annual and Special Meeting of Shareholders held on May 4, 2012

99.20	Management Information Circular filed on April 5, 2012 in connection with the Annual and Special Meeting of Shareholders held on May 4, 2012

99.21	Voting Instruction Form filed on April 5, 2012 in connection with the Annual and Special Meeting of Shareholders held on May 4, 2012

99.22	Notice of Meeting filed on April 13, 2011 in connection with the Annual and Special Meeting held on May 10, 2011

99.23	Form of Proxy for Annual and Special Meeting of Shareholders filed on April 13, 2011 in connection with the Annual and Special Meeting of Shareholders held on May 10, 2011

99.24	Management Information Circular filed on April 13, 2011 in connection with the Annual and Special Meeting of Shareholders held on May 10, 2011

99.25	Financial Statements Request Form filed on April 13, 2011 in connection with the Annual and Special Meeting of Shareholders held on May 10, 2011

99.26	Voting Instruction Form filed on April 13, 2011 in connection with the Annual and Special Meeting of Shareholders held on May 10, 2011

99.27	Notice of Meeting and Record Date (Amended) filed on March 31, 2011 in connection with the Annual and Special Meeting of Shareholders held on May 10, 2011

99.28	Notice of the Meeting and Record Date filed on March 10, 2011 in connection with the Annual and Special Meeting of Shareholders held on May 10, 2011

News Releases

99.29	News Release of Registrant dated July 26, 2012

99.30	News Release of Registrant dated July 12, 2012

99.31	News Release of Registrant dated July 6, 2012

99.32	New Release of Registrant dated June 11, 2012

99.33	News Release of Registrant dated May 11, 2012

99.34	News Release of Registrant dated May 8, 2012

99.35	News Release of Registrant dated May 4, 2012

99.36	News Release of Registrant dated May 3, 2012

99.37	News Release of Registrant dated May 1, 2012

99.38	News Release of Registrant dated April 5, 2012

99.39	News Release of Registrant dated March 20, 2012

99.40	News Release of Registrant dated March 15, 2012

99.41	News Release of Registrant dated February 22, 2012

99.42	News Release of Registrant dated January 12, 2012

99.43	News Release of Registrant dated December 15, 2011

99.44	News Release of Registrant dated December 8, 2011

99.45	News Release of Registrant dated November 25, 2011

99.46	News Release of Registrant dated November 9, 2011

99.47	News Release of Registrant dated November 7, 2011

99.48	News Release of Registrant dated October 7, 2011

99.49	News Release of Registrant dated September 6, 2011

99.50	News Release of Registrant dated September 2, 2011

99.51	News Release of Registrant dated August 15, 2011

99.52	News Release of Registrant dated July 25, 2011

99.53	News Release of Registrant dated July 13, 2011

99.54	News Release of Registrant dated July 5, 2011

99.55	News Release of Registrant dated June 28, 2011

99.56	News Release of Registrant dated June 6, 2011

99.57	News Release of Registrant dated April 18, 2011

99.58	News Release of Registrant dated April 12, 2011

99.59	News Release of Registrant dated March 30, 2011

99.60	News Release of Registrant dated March 14, 2011

99.61	News Release of the Registrant dated February 17, 2011

99.62	News Release of the Registrant dated February 9, 2011

99.63	News Release of the Registrant dated January 17, 2011

99.64	News Release of the Registrant dated January 6, 2011

99.65	News Release of the Registrant dated January 6, 2011

Material Change Reports

99.66	Material Change Report dated January 16, 2012

99.67	Material Change report of the Registrant dated January 17, 2011

99.68	Material Change report of the Registrant dated May 9, 2012

Other Documents

99.69	ON Form 13-502F1 (Class 1 Reporting Issuers – Participation Fee) filed on March 15, 2012

99.70	ON Form 13-502F1 (Class 1 Reporting Issuers – Participation Fee) filed on March 7, 2011

99.71	Certification of Interim Filings filed July 26, 2012 (CEO)

99.72	Certification of Interim Filing filed July 26, 2012 (CFO)

99.73	Certification of Interim Filings filed on May 3, 2012 (CEO)

99.74	Certification of Interim Filings filed on May 3, 2012 (CFO)

99.75	Certification of Annual Filings filed on March 15, 2012 (CEO)

99.76	Certification of Annual Filings filed on March 15, 2012 (CFO)

99.77	Certification of Interim Filings filed on November 9, 2011 (CEO)

99.78	Certification of Interim Filings filed on November 9, 2011 (CFO)

Other Material Documents

99.79	Code of Conduct filed on July 11, 2012

99.80	Credit Agreement dated January 10, 2012 by and among Sandstorm Gold Ltd., The Bank of Nova Scotia and the several lenders from time to time party thereto, filed on January 16, 2012

99.81	Shareholder Rights Plan Agreement dated April 11, 2011 by and between Sandstorm Gold Ltd. and Computershare Investor Services Inc., filed on April 12, 2011

99.82	Purchase Agreement dated January 14, 2011 by and between Ressources Metanor Inc./ Metanor Resources Inc. and Sandstorm Resources Ltd., filed on January 24, 2011

99.83	Purchase Agreement dated November 9, 2010 by and between Brigus Gold Corp. and Sandstorm Resources Ltd., filed on November 19, 2010

99.84	Common Share Purchase Warrant Indenture dated October 19, 2010, filed October 19, 2010

99.85	Amended and Restated Purchase Agreement dated August 31, 2010 by and among Rambler Metals and Mining PLC, Rambler Metals and Mining Canada Ltd. and Sandstorm Resources Ltd., filed on September 1, 2010

99.86	Supplemental Warrant Indenture dated October 14, 2009, filed on October 16, 2009

99.87	Purchase Agreement dated May 15, 2009 by and among Luna Gold Corp., Mineracao Aurizona S.A., Sandstorm Resources Ltd. and Sandstorm Resources (Canada) Ltd., filed May 25, 2009

99.88	Purchase Agreement dated May 14, 2009 by and among SilverCrest Mines Inc., Nusantara de Mexico S.A. de C.V. and Sandstorm Resources Ltd., filed on May 25, 2009

99.89	Common Share Purchase Warrant Indenture dated April 23, 2009, filed on April 24, 2009

99.90	Stock Option Plan of Sandstorm Resources Ltd., filed on June 4, 2007

Constating Documents

99.91	Certificate of Change of Name of Registrant dated February 17, 2011, filed on March 9, 2011

99.92	Sandstorm Resources Ltd. Notice of Articles, dated September 16, 2008, filed on March 3, 2009

99.93	Sandstorm Resources Ltd. Articles dated March 23, 2007, filed on March 3, 2009

Consents

99.94	Consent of Deloitte & Touche LLP

99.95	Consent of Leah Mach, C.P.G., M.Sc.

99.96	Consent of Nathan Eric Fier, C.P.G., P.Eng.

99.97	Consent of Howard Bird

99.98	Consent of Pascal Hamelin

99.99	Consent of Larry Pilgrim, P.Geo.